

Mail Stop 4561

August 18, 2017

Mr. Che Chan Gilbert Loke
Chief Financial Officer
Greenpro Capital Corp.
Room 1701-1703, 17/F The Metropolis Tower
10 Metropolis Drive, Hung Hom
Kowloon, Hong Kong

> **Re:** **Greenpro Capital Corp.**
> **Registration Statement on Form S-1**
> **Filed August 2, 2017**
> **File No. 333-219625**

Dear Mr. Loke:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Use of Proceeds, page 16

1. We note that you will use a portion of the proceeds received from the primary offering for your China Service Centre Expansion and Worldwide Wealth Wisdom Development. Please revise to describe these initiatives.

Directors and Executive Officers, page 53

2. Please expand the biographies of Mr. Chong Kuang Lee and Mr. Che Chan Gilbert Loke to describe each's position or positions with Greenpro Asia Strategic SPC and Greenpro Talents Ltd. See Item 401(e) of Regulation S-K.

Selling Stockholders, page SS-2

3.   Please revise to describe the transactions in which the selling stockholders acquired their shares, including the dates of the transactions and the amount of consideration paid. If the transactions occurred within the last three years and were unregistered, please include disclosure responsive to Item 701 of Regulation S-K.

4.   Please disclose any position, office or other material relationship that any selling stockholder has had within the past three years with you or any of your predecessors or affiliates. For each selling stockholder that is not a natural person, disclose Item 507 information about any persons (entities or natural persons) who have control over the selling entity, including such person's identity and the nature of such person's material relationship. See Item 507 of Regulation S-K. For additional guidance, consider Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

5.   You have included Mr. Chong Kuang Lee and Mr. Che Chan Gilbert Loke on the selling stockholder table; however, your disclosure also appears to indicate that neither individual will be offering any shares pursuant to this registration statement. Please tell us why you have included these individuals on the selling stockholder table.

Item 16. Exhibits and Financial Statement Schedules, page II-3

6.   We note that all funds received by the placement agent will be placed in an escrow account. Please file the form of placement agency agreement and the escrow agreement as soon as practicable. See Item 601(b)(10) of Regulation S-K.

7.   Please file an exhibit that lists all of your subsidiaries, including the state or other jurisdiction of incorporation or organization of each and the names under which such subsidiaries do business. See Item 601(b)(21) of Regulation S-K.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3453 with any questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Tahra Wright, Esq.
       Loeb & Loeb LLP